UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

NoACT
P.E. 12-13-06

DIVISION OF
CORPORATION FINANCE

06066228

December 14, 2006

Mail Stop 3010

Keith F. Higgins
Ropes & Gray LLP
One International Place
Boston, MA 02110-2624

Act: 1934
Section: 16
Rule:
Public
Availability: 12/14/2006

RE: Babson Capital Management LLC

Dear Mr. Higgins:

In regard to your letter of December 13, 2006, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

David Lynn
Office Chief Counsel

PROCESSED

JAN 22 2007

THOMSON
FINANCIAL

9015

ROPES & GRAY

ROPES & GRAY LLP
ONE INTERNATIONAL PLACE BOSTON, MA 02110-2624 617-951-7000 F 617-951-7050
BOSTON NEW YORK PALO ALTO SAN FRANCISCO WASHINGTON, DC www.ropesgray.com

December 13, 2006

Keith F. Higgins
617-951-7386
keith.higgins@ropesgray.com

Securities and Exchange Commission
Division of Investment Management
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

and

Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Request for Interpretive Letter

Dear Sir or Madam:

On behalf of our client Babson Capital Management LLC, a registered investment adviser ("Adviser") and an indirect subsidiary of Massachusetts Mutual Life Insurance Company ("Parent"), we are writing to seek interpretive advice on the applicability of the exemptions under Rule 16b-3 promulgated under Section 16 of the Securities Exchange Act of 1934 ("Section 16") to persons who are required to file reports and are subject to liability under Section 16 as a result of the application of Section 30(h) of the Investment Company Act of 1940 ("Section 30(h)") and Rule 30h-1 adopted thereunder.

The Adviser

The Adviser serves as investment adviser to MassMutual Corporate Investors (the "Trust") a registered closed-end management investment company whose equity securities are registered under Section 12(b) of the Securities Exchange Act of 1934 (the "Exchange Act"). Under an Investment Services Contract dated October 1, 2005, the Adviser presents investment opportunities to the Trust's board of trustees for their consideration, represents the Trust in negotiations with investment issuers, investment banking firms, securities brokers or dealers and other institutions or investors relating to the Trust's investments. The Adviser also provides administration of the Trust's day-to-day operations and provides the Trust with office space and office equipment, accounting and bookkeeping services, and necessary executive, clerical and secretarial personnel for the performance of the foregoing services.

The Plan

Parent and Adviser each maintain a nonqualified thrift plan (the "Plans") that provide to the participants, who are senior officers of the Parent or the Adviser, the opportunity to defer into the Plans a specified portion of their base salary, short term incentive awards and long term incentive awards. Parent and Adviser each make a matching contribution with respect to certain amounts of compensation that the participant elects to defer. Amounts deferred and matching contributions are allocated to a participant's account. The Plans are not "Excess Benefit Plans" within the meaning of Exchange Act Rule 16b-3(b)(2).

Participants are entitled to elect one or more investment options available under the Plans and their accounts are credited with a hypothetical investment in the investment option elected. One of the investment options (the "Phantom Shares") derives its value from the Trust's equity securities. Because the Phantom Shares have a "value derived from the value of an equity security", we believe that the Phantom Shares are "derivative securities" of the Trust within the meaning of Exchange Act Rule 16a-1(c). Thus, the Phantom Shares with respect to the Trust are "equity securit[ies] of such issuer" within the meaning of Exchange Act Rule 16a-1(d). Participants who are subject to Section 30(h) must, and currently do, report transactions in the Trust's securities, including Plan transactions in the Phantom Shares, and are subject to liability for such transactions, to the same extent as would be the case under Section 16.

Application of Section 16 through the Investment Company Act

Investment Company Act Rule 30h-1(b) reads as follows:

> "The rules under section 16 of the Securities Exchange Act of 1934 shall apply to any duty, liability or prohibition imposed with respect to a transaction involving any security of a registered closed-end company under section 30(h) of the Act."

The 1991 adopting release in connection with the extensive revisions to the rules under Section 16 stated that references to issuers with securities registered under Section 12 of the Exchange Act included closed-end investment companies subject to section 30(f) [later amended to 30(h)] of the Investment Company Act of 1940 and that the term "insiders" included the adviser and any affiliated persons of the adviser. *See* Release No. 34-28869, note 13 (February 8, 1991). Thus, the exemptive rules under Section 16, including Exchange Act Rule 16b-3, by the terms of Investment Company Act Rule 30h-1(b), are available to provide an exemption from the potential liabilities imposed by Section 30(h).

In closed-end management investment companies, the functions performed by officers of issuers with securities registered under Section 12 of the Exchange Act are performed by the investment adviser. On June 12, 1991, the Office of Chief Counsel of the Division of Investment Management issued a letter to the Investment Company Institute in which it concurred in the ICI's opinion that the definition of officer in Exchange Act Rule 16a-1 should be used in determining which officers of a registered closed-end investment company and its investment adviser are subject to the liability and reporting provisions of Section 16. In addition, that office concurred in the ICI's opinion that Section 30(h) "only applies to those officers of an investment adviser to a registered closed-end investment company that perform a policy-making function in connection with the adviser's management of the closed-end investment company or whose duties and responsibilities provide them with access to confidential information about the company." Thus, the directors (as defined in Section 2(a)(12) under the Investment Company Act), in this case, the Trustees of the Trust, and those persons serving as officers within the meaning of the ICI letter are among the persons with potential liability under Section 30(h). In the context of a registered closed-end management investment company, the directors (as defined in Section 2(a)(12)) and those person serving as officers within the meaning of the ICI letter are the persons who would be the directors and officers for purposes of eligibility for the Rule 16b-3 exemption from Section 16(b).

Eligibility of transactions pursuant to the Plans for the exemption in Exchange Act Rule 16b-3.

Exchange Act Rule 16b-3 applies only to transactions with directors or officers of an issuer. In addition to transactions directly with the issuer, the Rule is available for transactions between an employee benefit plan sponsored by the issuer and a director or officer. Because they are not Excess Benefit Plans under Exchange Act Rule 16b-3(b)(2), the Plans wish to rely on the exemptions provided under Rules 16b-3(d) and 16b-3(e). The application of this requirement to a registered closed-end management investment company is not clear. The Adviser and Parent rather than the issuer – in this case the Trust - maintain the Plans. However, this structure is a result of the way in which closed-end management investment companies are managed – that is, through the adviser. We are seeking your interpretive advice that for a registered closed-end management investment company, a plan sponsored by the investment adviser or an affiliated person of the investment adviser that offers plan participants equity securities of the registered closed-end management investment company is an "employee benefit plan sponsored by the issuer" for purposes of applying Exchange Act Rule 16b-3 to Section 30(h). The approvals of the shareholders, the board of directors or a committee of directors composed solely of two or more Non-Employee Directors that are conditions for the exemptions applicable to acquisitions provided by Rules 16b-3(d)(1) and 16b-3(d)(2) and dispositions provided by Rule 16b-3(e) would be satisfied by the approval of the shareholders, the board of directors or a committee of two or more Non-Employee Directors (as defined in Rule 16b-3(b)(3)(ii)) of the closed-end management investment company whose equity securities are acquired or disposed. We believe that this interpretation applies to give effect to the intent of Exchange Act Rule 16b-3 within the structure of a registered closed-end management investment company.

In conclusion, we are requesting that the staff of the Commission confirm our interpretation that an employee benefit plan sponsored by an investment adviser or affiliated person of an investment adviser to a registered closed-end management investment company that offers plan participants equity securities of the registered closed-end management investment company will be considered an "employee benefit plan sponsored by the issuer" for purposes of Exchange Act Rule 16b-3.

We would be happy to discuss the contents of this request at your convenience. If for any reason you believe that the staff will not be able to confirm our interpretation, we would appreciate the opportunity to discuss the matter with you. I can be reached at (617) 951-7386.

Thank you very much for your consideration.

Very truly yours,

/s/ Keith F. Higgins

Keith F. Higgins

KFH:bg

cc: Bradley Lucido, Esq.
Jason Pratt, Esq.

RESPONSE OF THE OFFICE OF CHIEF COUNSEL
DIVISION OF CORPORATION FINANCE

December 14, 2006
Babson Capital Management LLC
File No. 801-241

RESPONSE OF THE OFFICE OF CHIEF COUNSEL
DIVISION OF INVESTMENT MANAGEMENT

Your letter dated December 13, 2006 requests the interpretive views of the Divisions of Corporation Finance and Investment Management regarding the application of the exemption provided by Rule 16b-3 under the Securities Exchange Act of 1934 (Exchange Act) to persons subject to Exchange Act Section 16(b) liability, as officers and directors, pursuant to Section 30(h) of the Investment Company Act of 1940.

In particular, you ask that we concur with your view that an employee benefit plan sponsored by the investment adviser, or an affiliated person of an investment adviser, to a registered closed-end management investment company that offers equity securities of the registered closed-end management investment company to plan participants is an "employee benefit plan sponsored by the issuer" within the meaning of Exchange Act Rule 16b-3.

You state your belief that the approvals of the shareholders, the board of directors, or a committee of directors composed solely of two or more Non-Employee Directors, that are conditions for the exemptions applicable to acquisitions provided by Rules 16b-3(d)(1) and 16b-3(d)(2) and dispositions provided by Rule 16b-3(e), would be satisfied by the approval of the shareholders, the board of directors, or a committee of two or more Non-Employee Directors (as defined in Rule 16b-3(b)(3)(ii)) of the closed-end management investment company whose equity securities are acquired or disposed.

Section 30(h) of the Investment Company Act provides that:

> Every person who is directly or indirectly the beneficial owner of more than 10 percentum of any class of outstanding securities (other than short-term paper) of which a registered closed-end company is the issuer or who is an officer, director, member of an advisory board, investment adviser, or affiliated person of an investment adviser of such a company shall in respect of his transactions in any securities of such company (other than short-term paper) be subject to the same duties and liabilities as those imposed by section 16 of the Securities Exchange Act of 1934 upon certain beneficial owners, directors, and officers in respect of their transactions in certain equity securities.

Exchange Act Section 16(b) provides the issuer (or shareholders suing on behalf of the issuer) a private right of action to recover from an officer, director, or more than ten percent beneficial owner (collectively, insiders) any profit realized by the insider from any purchase and sale (or sale and purchase) of any equity security of the issuer within any period of less than six months. Section 16(b) grants the Commission the authority to exempt, by rules and regulations, "any transaction or transactions . . . not comprehended within the purpose of this subsection."

Investment Company Act Rule 30h-1 provides that the rules under Exchange Act Section 16 apply to any duty, liability or prohibition imposed with respect to a transaction involving any security of a registered closed-end company under Investment Company Act Section 30(h). Rule 16b-3 exempts from Section 16(b) liability transactions between an issuer and its officers or directors.[1]

Rule 16b-3(a) provides that:

> A transaction between the issuer (including an employee benefit plan sponsored by the issuer) and an officer or director of the issuer that involves issuer equity securities shall be exempt from section 16(b) of the Act if the transaction satisfies the applicable conditions set forth in this section.

Our views regarding your question are as follows:

- For a registered closed-end management investment company, a plan sponsored by its investment adviser (or an affiliated person of its investment adviser) that offers plan participants equity securities of the registered closed-end management investment company is "an employee benefit plan sponsored by the issuer" for purposes of applying Exchange Act Rule 16b-3 to Section 30(h).

- The approvals of the shareholders, the board of directors, or a committee of directors composed solely of two or more Non-Employee Directors, that are conditions for the exemptions applicable to acquisitions from the issuer provided by Exchange Act Rules 16b-3(d)(1) and 16b-3(d)(2) and dispositions to the issuer provided by Exchange Act Rule 16b-3(e), would be satisfied only by the approval of the shareholders, the board of directors, or a committee of two or more Non-Employee Directors (as defined in Exchange Act Rule 16b-3(b)(3)(ii))[2] of the closed-end management investment company whose equity securities are acquired or disposed.

- Persons who are directors of the issuer closed-end management investment company, as defined in Investment Company Act Section 2(a)(12), would be eligible for the Rule 16b-3 exemption as directors.

---

1 Exchange Act Release No. 37260 (May 31, 1996) [61 FR 30376], and Exchange Act Release No. 52202 (Aug. 3, 2005) [70 FR 46080].

2 Exchange Act Rule 16b-3(b)(3)(ii) defines a Non-Employee Director of a closed-end investment company to mean "a director who is not an 'interested person' of the issuer, as that term is defined in Section 2(a)(19) of the Investment Company Act of 1940."

- The same persons who are officers of the issuer closed-end management investment company or its investment adviser, applying the Exchange Act Rule 16a-1(f) definition of "officer," for purposes of identifying officers of a registered closed-end investment company and its investment adviser who are subject to the liability provisions of Exchange Act Section 16(b) pursuant to Investment Company Act Section 30(h), would be eligible for the Rule 16b-3 exemption as officers. See the Division of Investment Management's letter to the Investment Company Institute dated June 12, 1991.

Because these positions are based on the representations made to the Divisions in your letter, it should be noted that any different facts or representations might require a different conclusion.

Sincerely,

Anne Krauskopf
Senior Special Counsel
Office of Chief Counsel
Division of Corporation Finance

Wendy Friedlander
Senior Counsel
Office of Chief Counsel
Division of Investment Management